UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE AS OF 1934

For the month of August 2011
Commission file number: 000-27648

MAGICJACK VOCALTEC LTD.
(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Attached hereto and incorporated by reference herein is a press release, dated August 8, 2011, titled "magicJack VocalTec Expects Q2 2011 Revenue of $28.5M to $29.5M and EPS of $0.28 to $0.30 per Share ".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VOCALTEC COMMUNICATIONS LTD. (Registrant)

By:	/s/ Daniel Borislow
Name: Daniel Borislow
Title: President and Chief Executive Officer

Date: August 11, 2011

magicJack VocalTec Expects to Earn Over $2.00 GAAP EPS in 2012 with Revenue
Growing 20% from 2011 to 2012

The company expects Q2 2011 revenue of $28.5M to $29.5M and EPS of $0.28 to $0.30 per share

Dan Borislow speaking at the Canaccord Genuity Growth Conference today and the Oppenheimer’s 14th Annual
Technology & Communications Conference on August 10

West Palm Beach, FL, and Netanya, Israel – Aug. 9, 2011 - magicJack VocalTec, Ltd. (Nasdaq: CALL), the company that invented voice over IP (VoIP) and sold over eight million magicJacks®, will release two revolutionary new products/services, magicJack PLUS™ and magicJack APP™ for Apple products and the PC on September 6, 2011.

Financial expectations include the following items: The company expects to raise its renewal rates to $29.95 by the end of this year. When enacted and coupled with its new products and service offerings, the company expects that this will enhance its bottom line (net income). The company will have increased sales for Q3 2011 compared to Q2 2011. Since the company primarily records revenue over the life of the product or service sale, the GAAP revenue will decrease from Q2 2011 to Q3 2011 as the deferred revenue for these sales increases. Q1 2012 will be the first quarter that sees the full effects of these changes and introduction of new products and services. This will include our pro rated revenue from a complete three months of stocking the retailers’ shelves with the new magicJack PLUS from Q4. The magicJack PLUS and its renewal price will have much greater margins than the original magicJack and its annual fee. The company will also see more revenue from the magicJack APPs in 2012. The projections for revenue growth are after the discontinuance of certain merger-related unprofitable businesses.

The company will continue its successful buyback program with the potential to increase it as it earns more money and cash flow becomes greater.

The company expects the addition of magicJack PLUS and magicJack APP to bode well for the future of the company. The new products and services will expand magicJack VocalTec’s customer base through wider consumer acceptance and increased applicability for small businesses. The future product lifecycle of these new products and services is expected to last for a number of years, particularly as the company will be taking a modular approach to adding features instead of replacing whole products. By the end of Q4 2011, management would not be surprised to see a GAAP run rate EPS of over $0.40 per quarter. If the company grows faster than expected, this may negatively affect income results short term.

The magicJackPLUS, the newest blockbuster in the company’s line-up of VoIP products has had rave reviews and the response has been terrific from others in the industry who are using it. The newest magicJack gives customers the option, for the first time, to use it without a computer or to plug it into a computer like the original magicJack. Free of the computer, users simply plug the USB side of the magicJack PLUS into the supplied power adaptor and then connect the other side of the device to their router/switch via the supplied Ethernet cord. Either way, customers will be talking on their phone within seconds of taking the magicJack PLUS out of the package.

The magicJack PLUS will have new features including number porting and the ability to set up hunting groups for small businesses. The magicJack PLUS contains only one chip and is a computer and a system on a chip. The latest chip the company built performs over 14 different functions and contains an ARM processor. The company expects to have important patents related to its magicJack PLUS. With the newly added number porting feature, customers may port their old number from another phone company or their existing magicJack number to this new product. magicJack PLUS is also designed to offer triple play services to customers. magicJack will not only build a pluggable, inexpensive Wi-Fi module to eliminate the need to plug into a router, but could also use a 4G module. This 4G module may enable magicJack PLUS to act as an Internet provider and a video on demand provider, hence the triple play. Using the magicJack PLUS as your internet provider, you can simply plug in your existing switch/router or use the future Wi-Fi capability built into the 4G module, eliminating any need for a switch/router in your home while numerous computers can take advantage of the 4G access. The company can envision in the future charging less than $90 per year to offer high speed Internet access and free phone service, with the ability to use it when you travel too.

CEO Dan Borislow will present at the Canaccord Genuity Growth Conference on today, August 9, 2011, at 4:00 pm EDT in the London Room at the Intercontinental Hotel Boston.  Borislow will also speak at the Oppenheimer 14th Annual Technology & Communications Conference tomorrow, August 10, 2011, at 8:15 am EDT in Salon B of the Four Seasons Hotel Boston.

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, including statements about our projected revenues, cash flows, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things: changes to our business resulting from increased competition; any operational or cultural difficulties associated with the integration of the businesses of VocalTec and YMax; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; unexpected costs, charges or expenses resulting from the merger; the ability of the combined company to achieve the estimated potential synergies or the longer time it may take, and increased costs required, to achieve those synergies; our ability to develop, introduce and market innovative products, services and applications; our customer turnover rate and our customer acceptance rate; changes in general economic, business, political and regulatory conditions; availability and costs associated with operating our network; potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies; the degree of legal protection afforded to our products; changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities; and the various other factors discussed in the “Risk Factors” section of the Forms 6-K and 20-F filed with the Securities and Exchange Commission. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition.  We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

magicJack is a registered trademark of magicJack VocalTec Ltd. All other product or company names mentioned are the property of their respective owners.

About magicJack VocalTec Ltd.
magicJack VocalTec Ltd. (Nasdaq: CALL), the inventor of VoIP including the softphone and magicJack, has the goal of becoming the leading international provider of global voice over many platforms. The company has achieved sales of over eight million of the easy-to-use, award-winning magicJack since the device’s launch in 2008, and has the use of over 30 patents, some dating to when the company invented VoIP. It is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has historically had uptime of over 99.99 percent.

Contact:
Michael Tribolet
Investor Relations
201.301.5604
mt@magicjack.com